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                              November 7, 2023

       Domenic Fontana
       Chief Financial Officer
       Good Gaming, Inc.
       415 McFarlan Road, Suite 108
       Kennett Square, PA 19348

                                                        Re: Good Gaming, Inc.
                                                            Form 10-K and Form
10-K/A for the fiscal year ended December 31, 2022
                                                            File No. 000-53949

       Dear Domenic Fontana:

                                                        We have reviewed your
amended Form 10-K and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26,
       2023 letter.

       Form 10-K/A for the fiscal year ended December 31, 2022

       General

   1.                                                   We note that your
amended Form 10-K includes only the revised report of your
                                                        independent registered
public accounting firm without the corresponding financial
                                                        statements. Please file
an amended Form 10-K to include the entire Item 8 requirements
                                                        (i.e. report of your
independent public accounting firm and the full set of financial statements) as required
by Exchange Act Rule 12b-15. Note that the amended filing is to be accompanied by all
certifications, updated as appropriate. In addition, considering the
                                                        Form 10-K is forward
incorporated into your Form S-8 filing, as previously requested, ensure that your
amendment includes a consent from your independent registered public accounting firm.
 Domenic Fontana
FirstName LastNameDomenic   Fontana
Good Gaming,  Inc.
Comapany 7,
November  NameGood
             2023     Gaming, Inc.
November
Page 2    7, 2023 Page 2
FirstName LastName
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology